Exhibit 99.1

Magna International Inc.

First Quarter Report

2017

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2017 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at May 10, 2017.

Non-GAAP Financial Measures

This MD&A includes the use of Gross margin, Gross margin as a percentage of sales, Adjusted EBIT, Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”), calculated as follows:

•                  Gross margin is calculated by subtracting Cost of goods sold from Sales.

•                  Gross margin as a percentage of sales is calculated as Gross margin divided by Sales.

•                  Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net, as presented on the Consolidated Statements of Income.

•                  Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

•                  Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period.

•                  After-tax operating profits is calculated as Income from operations before income taxes and Interest expense, net less income taxes calculated by applying Magna’s effective income tax rate for the period.

•                  Invested Capital is calculated as the difference between (a) Total Assets excluding Cash and cash equivalents and Deferred tax assets and (b) Current Liabilities excluding Short-term borrowings and Long-term debt due within one year.

•                  Return on Equity is calculated as Net income attributable to Magna divided by Average Shareholders’ Equity for the period.

The Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Gross margin, Gross margin as a percentage of sales, Return on Invested Capital and Return on Equity facilitate a comparison of our performance with prior periods, and provide investors with a more relevant basis for comparing our results from period to period. Similarly, we believe that Adjusted EBIT and Adjusted EBIT as a percentage of sales provides useful information to our investors as an appropriate measure of our operational performance as it excludes certain items that are not reflective of ongoing operating profit or loss. The presentation of the Non-GAAP Measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

HIGHLIGHTS

•                  For the quarter ended March 31, 2017, we posted first quarter record sales, as well as all-time records in both income from operations before income taxes and diluted earnings per share.

•                  Total sales increased 5% to $9.37 billion in the first quarter of 2017, compared to $8.90 billion in the first quarter of 2016, and compared to 2% growth in global light vehicle production.

•                  Adjusted EBIT and Adjusted EBIT as a percentage of sales for the quarter ended March 31, 2017 both increased in each of our reporting segments, as compared to the first quarter of 2016.

•                  Diluted earnings per share increased 25% to $1.53, compared to $1.22 for the first quarter of 2016.

•                  We generated cash from operating activities of $443 million, a 46% increase from the first quarter of 2016.

•                  We returned $205 million to shareholders, through a combination of dividends and share repurchases.

Magna International Inc. First Quarter Report 2017    1

OVERVIEW

Our Business(1)

We are a leading global automotive supplier with 321 manufacturing operations and 102 product development, engineering and sales centres in 29 countries. We have over 159,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016, and remain substantially unchanged in respect of the first quarter ended March 31, 2017.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months
	ended March 31,
	2017	2016	Change

1 Canadian dollar equals U.S. dollars	0.756	0.728	+	4%
1 euro equals U.S. dollars	1.066	1.103	-	3%
1 British pound equals U.S. dollars	1.239	1.431	-	13%
1 Chinese renminbi equals U.S. dollars	0.145	0.153	-	5%
1 Brazilian real equals U.S. dollars	0.318	0.256	+	24%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2017 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

2    Magna International Inc. First Quarter Report 2017

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2017

Sales

	For the three months
	ended March 31,
	2017	2016	Change

Sales
External Production
North America	$5,094	$4,764	+	7%
Europe	2,456	2,266	+	8%
Asia	557	507	+	10%
Rest of World	126	80	+	58%
Complete Vehicle Assembly	413	596	-	31%
Tooling, Engineering and Other	726	687	+	6%
Total Sales	$9,372	$8,900	+	5%

Sales

Sales increased 5% or $472 million to $9.37 billion for the first quarter of 2017 compared to $8.90 billion for the first quarter of 2016, primarily as a result of:

•                  higher North America, Europe, Asia and Rest of World External Production sales, as discussed in the “Segment Analysis” section below; and

•                  higher Tooling, Engineering and Other sales.

These factors were partially offset by lower Complete Vehicle Assembly sales as discussed in the “Segment Analysis” section below.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 6% or $39 million to $726 million for the first quarter of 2017 compared to $687 million for the first quarter of 2016.

In the first quarter of 2017, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Equinox and GMC Terrain;

•                  BMW 5-Series;

•                  Chevrolet Silverado and GMC Sierra;

•                  BMW X3;

•                  Chrysler Pacifica;

•                  Skoda Octavia;

•                  Hyundai Solaris; and

•                  certain Jaguar Land Rover programs.

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In the first quarter of 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Cruze;

•                  Chrysler Pacifica;

•                  Ford Figo Aspire;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Escape;

•                  BMW X5;

•                  Chevrolet Equinox, Captiva and GMC Terrain;

•                  BMW 5-Series;

•                  Volkswagen Tiguan; and

•                  Opel Astra.

Acquisitions during or subsequent to the first quarter of 2016 increased our reported tooling, engineering and other sales by $13 million, while the weakening of the euro, British pound, Czech krona partially offset by the strengthening of the Russian ruble and Canadian dollar, each against the U.S. dollar had a net unfavourable impact of $10 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months
	ended March 31,
	2017	2016	Change

Sales	$9,372	$8,900	$472

Cost of goods sold
Material	5,787	5,578	209
Direct labour	649	621	28
Overhead	1,485	1,420	65
	7,921	7,619	302
Gross margin	$1,451	$1,281	$170

Gross margin as a percentage of sales	15.5%	14.4%	+ 1.1%

Cost of goods sold increased $302 million to $7.92 billion for the first quarter of 2017 compared to $7.62 billion for the first quarter of 2016 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  acquisitions subsequent to the first quarter of 2016; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  a net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro, Chinese renminbi, British pound and Turkish lira against the U.S. dollar partially offset by the strengthening of the Canadian dollar, Russian ruble and Brazilian real each against the U.S. dollar;

•                  net productivity and efficiency improvements at our manufacturing facilities;

•                  higher recoveries associated with scrap steel;

•                  favourable commercial settlements; and

•                  lower warranty costs of $8 million.

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Gross margin increased $170 million to $1.45 billion for the first quarter of 2017 compared to $1.28 billion for the first quarter of 2016 and gross margin as a percentage of sales increased to 15.5% for the first quarter of 2017 compared to 14.4% for the first quarter of 2016. The increase in gross margin as a percentage of sales was primarily due to:

•                  net productivity and efficiency improvements at our manufacturing facilities;

•                  higher recoveries associated with scrap steel;

•                  favourable commercial settlements;

•                  lower warranty costs; and

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average.

These factors were partially offset by:

•                  higher pre-operating costs incurred at new facilities; and

•                  a higher amount of employee profit sharing.

Depreciation and Amortization

Depreciation and amortization costs increased $28 million to $274 million for the first quarter of 2017 compared to $246 million for the first quarter of 2016. The higher depreciation and amortization was primarily as a result of increased capital deployed at existing facilities.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.4% for the first quarter of 2017, unchanged from the first quarter of 2016. SG&A expense increased $24 million to $416 million for the first quarter of 2017 compared to $392 million for the first quarter of 2016 primarily as a result of:

•                  a favourable intellectual property infringement settlement during the first quarter of 2016 in relation to our electronics business;

•                  higher labour and benefit costs; and

•                  higher incentive and executive compensation.

These factors were partially offset by:

•                  lower foreign exchange losses; and

•                  lower costs to support our global compliance programs.

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Interest Expense, net

During the first quarter of 2017, we recorded net interest expense of $19 million compared to $23 million for the first quarter of 2016. The $4 million decrease is primarily as a result of lower interest expense due to lower average bank indebtedness balances during the first quarter of 2017 compared to the first quarter of 2016.

Equity Income

Equity income increased $15 million to $70 million for the first quarter of 2017 compared to $55 million for the first quarter of 2016.

Other Expense, net

During the first quarter of 2017, we recorded net restructuring charges of $6 million ($6 million after tax) in Germany at our powertrain systems operations.

For three months ended March 31, 2016, there were no amounts included in Other Expense, net.

Income from Operations before Income Taxes

Income from operations before income taxes increased $131 million to $806 million for the first quarter of 2017 compared to $675 million for the first quarter of 2016. The increase in income from operations before income taxes is the result of:

•                  margins earned on higher production sales;

•                  net productivity and efficiency improvements at our manufacturing facilities;

•                  higher recoveries associated with scrap steel;

•                  a $15 million increase in equity income, as discussed above;

•                  favourable commercial settlements;

•                  lower foreign exchange losses;

•                  lower warranty costs of $8 million;

•                  lower costs to support our global compliance programs; and

•                  the $4 million decrease in interest expense, net, as discussed above.

These factors were partially offset by:

•                  lower margins on our complete vehicle assembly sales largely due to the launch phase of the BMW 5-Series;

•                  a $28 million increase in depreciation and amortization, as discussed above;

•                  a favourable intellectual property infringement settlement during the first quarter of 2016 in relation to our electronics business;

•                  increased pre-operating costs incurred at new facilities;

•                  the weakening of the euro, Chinese renminbi and Mexican peso against the U.S. dollar partially offset by the strengthening of the Canadian dollar against the U.S. dollar;

•                  higher other expense, net of $6 million, as discussed above;

•                  a higher amount of employee profit sharing; and

•                  higher incentive and executive compensation.

6    Magna International Inc. First Quarter Report 2017

Income Taxes

The effective income tax rate on income from operations before income taxes increased to 25.9% for the first quarter of 2017 compared to 25.5% for the first quarter of 2016.  In the first quarter of 2017, the income tax rate was impacted by the item discussed in the “Other Expense, net” section.  Excluding Other Expense, net, after tax, the effective income tax rate increased to 25.7% for the first quarter of 2017 compared to 25.5% for the first quarter of 2016 primarily as a result of:

•                  a favorable audit settlement recorded in 2016;

•                  a change in the mix of earnings resulting in proportionately more income earned in jurisdictions with higher income tax rates; and

•                  a decrease in research and development credits in North America.

These factors were partially offset by:

•                  a decrease in non-deductible foreign exchange losses related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency; and

•                  a reduction in losses not benefitted in South America and Europe.

Income Attributable to Non-Controlling Interests

Income attributable to non-controlling interests was $11 million for the first quarter of 2017, unchanged compared to the first quarter of 2016.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $586 million for the first quarter of 2017 increased $94 million compared to $492 million in the first quarter of 2016, primarily as a result of the increase in income from operations before income taxes partially offset by higher income taxes, each as discussed above.

Earnings per Share

	For the three months
	ended March 31,
	2017	2016	Change
Earnings per Common Share
Basic	$1.54	$1.23	+	25%
Diluted	$1.53	$1.22	+	25%

Weighted average number of Common Shares outstanding (millions)
Basic	381.4	400.4	-	5%
Diluted	383.4	403.2	-	5%

Diluted earnings per share increased $0.31 to $1.53 compared to $1.22 for the first quarter of 2016. Other Expense, net, after tax, negatively impacted diluted earnings per share by $0.02 in the first quarter of 2017 as discussed in the “Other Expense, net” section. Excluding this impact, diluted earnings per share increased $0.33, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2017.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2016, pursuant to our normal course issuer bids.

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SEGMENT ANALYSIS

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments.

	For the three months ended March 31,
	Total Sales			Adjusted EBIT
	2017	2016	Change	2017	2016	Change

North America	$5,383	$5,080	$303	$557	$489	$68
Europe	3,344	3,242	102	187	161	26
Asia	640	625	15	76	51	25
Rest of World	128	81	47	—	(11)	11
Corporate and Other	(123)	(128)	5	11	8	3
Total reportable segments	$9,372	$8,900	$472	$831	$698	$133

The following table reconciles net income to Adjusted EBIT:

	For the three months
	ended March 31,
	2017	2016
Net income	$597	$503
Add:
Interest expense, net	19	23
Other expense, net	6	—
Income taxes	209	172
Adjusted EBIT	$831	$698

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North America

	For the three months
	ended March 31,
	2017	2016	Change
Vehicle Production Volumes (thousands of units)	4,496	4,519	(23)	-	1%
Sales
External Production	$5,094	$4,764	$330	+	7%
Tooling, Engineering and Other	289	316	(27)	-	9%
Total Sales	5,383	5,080	303	+	6%
Adjusted EBIT	$557	$489	$68	+	14%
Adjusted EBIT as a percentage of sales	10.3%	9.6%		+	0.7%

External Production Sales — North America

External production sales in North America increased 7% or $330 million to $5.09 billion for the first quarter of 2017 compared to $4.76 billion for the first quarter of 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2016, including the:

•                  GMC Acadia;

•                  Lincoln Continental;

•                  Cadillac XT5;

•                  Chrysler Pacifica; and

•                  Chevrolet Bolt; and

•                  a $48 million increase in reported U.S. dollar sales as a result of the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the first quarter of 2016.

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Adjusted EBIT — North America

Adjusted EBIT in North America increased $68 million to $557 million for the first quarter of 2017 compared to $489 million for the first quarter of 2016 primarily as a result of:

•                  margins earned on higher production sales;

•                  higher recoveries associated with scrap steel;

•                  productivity and efficiency improvements at our manufacturing facilities;

•                  lower foreign exchange losses;

•                  lower warranty costs of $6 million;

•                  favourable commercial settlements; and

•                  an increase in reported U.S. dollar Adjusted EBIT due to the strengthening of the Canadian dollar against the U.S. dollar partially offset by the weakening of the Mexican peso against the U.S. dollar.

These factors were partially offset by:

•                  a favourable intellectual property infringement settlement during the first quarter of 2016 in relation to our electronics business;

•                  higher pre-operating costs incurred at new facilities;

•                  a higher amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate; and

•                  net customer price concessions subsequent to the first quarter of 2016.

Adjusted EBIT as a percentage of sales in North America increased 0.7% to 10.3% for the first quarter of 2017 compared to 9.6% for the first quarter of 2016 primarily as a result of:

•                  higher production sales at a margin generally higher than our North American average;

•                  higher recoveries associated with scrap steel;

•                  productivity and efficiency improvements at our manufacturing facilities;

•                  lower foreign exchange losses;

•                  lower warranty costs; and

•                  favourable commercial settlements.

These factors were partially offset by:

•                  a favourable intellectual property infringement settlement during the first quarter of 2016 in relation to our electronics business; and

•                  higher pre-operating costs incurred at new facilities.

10    Magna International Inc. First Quarter Report 2017

Europe

	For the three months
	ended March 31,
	2017	2016	Change
Volumes (thousands of units) (i)
Vehicle Production	5,758.0	5,643.0	115.0	+	2%

Magna Complete Vehicle Assembly	8.2	23.2	(15.0)	-	65%

Sales
External Production	$2,456	$2,266	$190	+	8%
Complete Vehicle Assembly	413	596	(183)	-	31%
Tooling, Engineering and Other	475	380	95	+	25%
Total Sales	3,344	3,242	102	+	3%

Adjusted EBIT	$187	$161	$26	+	16%

Adjusted EBIT as a percentage of sales	5.6%	5.0%		+	0.6%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External Production Sales — Europe

External production sales in Europe increased 8% or $190 million to $2.46 billion for the first quarter of 2017 compared to $2.27 billion for the first quarter of 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to the first quarter of 2016, including the:

•                  Audi A3 and A3 Sportback;

•                  Audi Q2;

•                  Volkswagen Tiguan;

•                  Mercedes C-Class Convertible;

•                  Maserati Levante; and

•                  BMW 5-Series;

•                  acquisitions during or subsequent to the first quarter of 2016, which positively impacted production sales by $32 million; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $97 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro; British pound, and Turkish lira partially offset by the strengthening of the Russian ruble against the U.S. dollar;

•                  lower production sales on the MINI Countryman and Paceman as a result of substantially lower production content on the next generation of these programs; and

•                  net customer price concessions subsequent to the first quarter of 2016.

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Complete Vehicle Assembly Sales - Europe

Complete vehicle assembly sales decreased 31% or $183 million to $413 million for the first quarter of 2017 compared to $596 million for the first quarter of 2016 and assembly volumes decreased 65% or 15.0 thousand units.

The decrease in complete vehicle assembly sales is primarily as a result of the end of production of the MINI Countryman and Paceman during the fourth quarter of 2016.

These factors were partially offset by:

•                  an increase in assembly volumes for the BMW 5-Series which started production during the first quarter of 2017; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs.

Adjusted EBIT — Europe

Adjusted EBIT in Europe increased $26 million to $187 million for the first quarter of 2017 compared to $161 million for the first quarter of 2016 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at our manufacturing facilities;

•                  favourable commercial settlements;

•                  higher equity income; and

•                  acquisitions during or subsequent to the first quarter of 2016.

These factors were partially offset by:

•                  reduced margins earned on lower complete vehicle assembly sales;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro, Turkish lira and British pound, each against the U.S. dollar;

•                  higher pre-operating costs incurred at new facilities;

•                  higher affiliation fees paid to Corporate;

•                  higher warranty costs of $3 million; and

•                  net customer price concessions subsequent to the first quarter of 2016.

12    Magna International Inc. First Quarter Report 2017

Adjusted EBIT as a percentage of sales in Europe increased 0.6% to 5.6% for the first quarter of 2017 compared to 5.0% for the first quarter of 2016 primarily as a result of:

•                  higher production sales at a margin generally higher than our European average;

•                  productivity and efficiency improvements at our manufacturing facilities; and

•                  favourable commercial settlements.

These factors were partially offset by:

•                  lower margins on our complete vehicle assembly sales largely due to the launch phase of the BMW 5-Series; and

•                  higher pre-operating costs incurred at new facilities.

Asia

	For the three months
	ended March 31,
	2017	2016	Change

Sales
External Production	$557	$507	$50	+	10%
Tooling, Engineering and Other	83	118	(35)	-	30%
Total Sales	640	625	15	+	2%

Adjusted EBIT	$76	$51	$25	+	49%

Adjusted EBIT as a percentage of sales	11.9%	8.2%		+	3.7%

External Production Sales — Asia

External production sales in Asia increased 10% or $50 million to $557 million for the first quarter of 2017 compared to $507 million for the first quarter of 2016, primarily as a result of the launch of new programs during or subsequent to the first quarter of 2016, primarily in China.

This factor was partially offset by:

•                  a $23 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

•                  net customer price concessions subsequent to the first quarter of 2016.

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Adjusted EBIT — Asia

Adjusted EBIT in Asia increased $25 million to $76 million for the first quarter of 2017 compared to $51 million for the first quarter of 2016 primarily as a result of:

•                  margins earned on higher production sales;

•                  higher equity income; and

•                  lower warranty costs of $5 million.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar; and

•                  higher pre-operating costs incurred at new facilities.

Adjusted EBIT as a percentage of sales in Asia increased 3.7% to 11.9% for the first quarter of 2017 compared to 8.2% for the first quarter of 2016 primarily as a result of higher production sales at a margin generally higher than our Asian average, higher equity income and lower warranty costs.

Rest of World

	For the three months
	ended March 31,
	2017	2016	Change

Sales
External Production	$126	$80	$46	+	58%
Tooling, Engineering and Other	2	1	1	+	100%
Total Sales	128	81	47	+	58%

Adjusted EBIT	$—	$(11)	$11		—

External Production Sales — Rest of World

External production sales in Rest of World increased 58% or $46 million to $126 million for the first quarter of 2017 compared to $80 million for the first quarter of 2016, primarily as a result of:

•                  a $20 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the Brazilian real against the U.S. dollar;

•                  higher production volumes on certain existing programs; and

•                  net customer price increases subsequent to the first quarter of 2016.

Adjusted EBIT — Rest of World

Adjusted EBIT in Rest of World increased $11 million to $nil for the first quarter of 2017 compared to a loss of $11 million for the first quarter of 2016 primarily as a result of:

•                  net customer price increases subsequent to the first quarter of 2016; and

•                  margins earned on higher production sales.

14    Magna International Inc. First Quarter Report 2017

Corporate and Other

Adjusted EBIT in Corporate and Other increased $3 million to $11 million for the first quarter of 2017 compared to $8 million for the first quarter of 2016 primarily as a result of:

•                  lower costs to support our global compliance programs; and

•                  an increase in affiliation fees earned from our divisions.

These factors were partially offset by higher stock compensation.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended March 31,
	2017	2016	Change

Net income	$597	$503
Items not involving current cash flows	273	264
	870	767	$103
Changes in operating assets and liabilities	(427)	(464)	37
Cash provided from operating activities	$443	$303	$140

Cash provided from operating activities before changes in operating assets and liabilities increased $103 million for the first quarter of 2017 compared to the first quarter of 2016 primarily as a result of:

•                  an increase in cash received from customers of $473 million as a result of higher total sales as discussed above;

•                  higher dividends received from equity investments of $18 million; and

•                  lower net interest expense of $5 million as discussed in the Interest Expense, net section above.

These factors were partially offset by:

•                  higher cash paid for material, labour and overhead of $216 million, $72 million and $28 million, respectively, each primarily associated with the increase in sales and other factors discussed in the Cost of Goods Sold and Gross Margin section above;

•                  an increase in current income taxes of $61 million; and

•                  higher SG&A expense of $16 million as discussed in the Selling, General and Administrative section above.

Changes in operating assets and liabilities increased $37 million for the first quarter of 2017 compared to the first quarter of 2016 primarily due to the increase in other accrued liabilities partially offset by the increase in inventories and accounts receivable, each as a result of increased sales.

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Capital and Investing Spending

	For the three months
	ended March 31,
	2017	2016	Change
Fixed asset additions	$(309)	$(346)
Investments, other assets and intangible assets	(83)	(54)
Fixed assets, investments, other assets and intangible assets additions	(392)	(400)
Purchase of subsidiaries	—	(1,662)
Proceeds from disposition	142	18
Cash used for investing activities	$(250)	$(2,044)	$1,794

Fixed assets, investments, other assets and intangible assets additions

In 2017, we invested $309 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2017 was for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2017.

We invested $80 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the first quarter of 2017 or will be launching subsequent to the first quarter of 2017 and we invested $3 million in equity-accounted investments.

Purchase of subsidiaries

In January 2016, we acquired 100% of the common shares and voting interests of the GETRAG Group of Companies [“GETRAG”], a global supplier of automotive transmission systems, including manual, automated-manual, dual clutch, hybrid, and other advanced systems. In the first quarter of 2016, cash consideration was $1.66 billion [net of $136 million and $120 million of cash and restricted cash acquired, respectively].

Proceeds from disposition

In the first quarter of 2017, the $142 million of proceeds includes $61 million relating to the cash received on maturity of our investment in Canadian third party asset-backed commercial paper [“ABCP”], $52 million related to the sale of certain leasehold improvements to a lessor in connection with the extension and renewal of certain leases, and $29 million of normal course fixed and other asset disposals.

16    Magna International Inc. First Quarter Report 2017

Financing

	For the three months
	ended March 31,
	2017	2016	Change
Issues of debt	$11	$59
Decrease in short-term borrowings	(142)	(48)
Repayments of debt	(14)	(27)
Issue of Common Shares on exercise of stock options	6	23
Repurchase of Common Shares	(100)	(300)
Dividends paid	(105)	(95)
Cash used for financing activities	$(344)	$(388)	$44

The decrease in short-term borrowings relates primarily to a $295 million decrease in U.S. commercial paper [the “U.S. Program”] partially offset by a $161 million increase in euro-commercial paper [the “euro-Program”] during the first quarter of 2017.

Repurchases of Common Shares during the first quarter of 2017 includes 2.3 million Common Shares repurchased for aggregate cash consideration of $100 million.

Cash dividends paid per Common Share were $0.275 for the first quarter of 2017, for a total of $105 million, compared to cash dividends paid per Common Share of $0.25 for the first quarter of 2016.

Financing Resources

	As at	As at
	March 31,	December 31,
	2017	2016	Change
Liabilities
Short-term borrowings	$488	$623
Long-term debt due within one year	152	139
Long-term debt	2,394	2,394
	3,034	3,156
Non-controlling interests	466	451
Shareholders’ equity	10,343	9,768
Total capitalization	$13,843	$13,375	$468

Total capitalization increased by $468 million to $13.84 billion as at March 31, 2017 compared to $13.38 billion at December 31, 2016, primarily as a result of a $575 million increase in shareholders’ equity and a $15 million increase in non-controlling interest partially offset by a $122 million decrease in liabilities.

Magna International Inc. First Quarter Report 2017    17

The decrease in liabilities relates primarily to a $295 million decrease in the U.S. Program partially offset by a $161 million increase in the euro-Program during the first quarter of 2017. These programs allow us to minimize the amount of cash on hand to run our business by providing funding on a more flexible and cost effective basis compared to drawing on our revolving credit facility.

The increase in shareholders’ equity was primarily as a result of:

•                  the $597 million of net income earned in the first quarter of 2017;

•                  the $105 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and

•                  the $32 million net unrealized gain on cash flow hedges.

These factors were partially offset by the $100 million repurchase and cancellation of 2.3 million Common Shares during the first quarter of 2017 and $105 million of dividends paid during 2017.

The increase in non-controlling interest was primarily as a result of the increase in income attributable to non-controlling interest in the first quarter of 2017.

Cash Resources

During the first quarter of 2017, our cash resources including restricted cash equivalents decreased by $140 million to $1.03 billion as a result of the cash used for financing and investing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2017, we had term and operating lines of credit totalling $2.91 billion of which $2.23 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2022. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 10, 2017 were exercised:

Common Shares	380,265,511
Stock options (i)	9,156,864
389,422,375

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2017 that are outside the ordinary course of our business. Refer to our MD&A included in our 2016 Annual Report.

18    Magna International Inc. First Quarter Report 2017

NON-GAAP PERFORMANCE MEASURES

Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales increased 1.1% to 8.9% for the first quarter of 2017 compared to 7.8% for the first quarter of 2016, primarily as a result of:

•                  higher production sales at margins generally higher than the comparable quarter in each of our reporting segments as discussed in the “Segment Analysis” section above;

•                  productivity and efficiency improvements at our manufacturing facilities;

•                  higher recoveries associated with scrap steel;

•                  favourable commercial settlements;

•                  an increase in equity income relative to sales;

•                  lower foreign exchange losses; and

•                  lower warranty costs.

These factors were partially offset by:

•                  lower margins on our complete vehicle assembly sales largely due to the launch phase of the BMW 5-Series;

•                  higher pre-operating costs incurred at new facilities;

•                  an increase in depreciation expense relative to sales; and

•                  a favourable intellectual property infringement settlement during the first quarter of 2016 in relation to our electronics business.

Return on Invested Capital

	For the three months
	ended March 31,
	2017	2016	Change
After-tax operating profits	$633	$534	$99	+	19%
Average Invested Capital	$13,692	$12,877	$815	+	6%
Return on Invested Capital	18.5%	16.6%		+	1.9%

Magna International Inc. First Quarter Report 2017    19

Return on Invested Capital increased 1.9% to 18.5% for the first quarter of 2017 compared to 16.6% for the first quarter of 2016, primarily as a result of an increase in After-tax operating profits partially offset by higher Average Invested Capital.

After-tax operating profits increased primarily as a result of higher Income from operations before income taxes, as discussed above.

Average Invested Capital increased $815 million to $13.69 billion for the first quarter of 2017 compared to $12.88 billion for the first quarter of 2016, primarily as a result of our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2017.

Return on Equity

	For the three months
	ended March 31,
	2017	2016	Change
Net income attributable to Magna	$586	$492	$94	+	19%
Average Shareholders’ Equity	$10,514	$9,520	$994	+	10%
Return on Equity	22.3%	20.7%		+	1.6%

Return on Equity increased 1.6% to 22.3% for the first quarter of 2017 compared to 20.7% for the first quarter of 2016, primarily as a result of an increase in Net income attributable to Magna as discussed above.  This factor was partially offset by an increase in shareholders’ equity and non-controlling interest, each as discussed above.

SUBSEQUENT EVENTS

Credit Facility Extension

On April 11, 2017, we extended the maturity date of our $2.75 billion revolving credit facility from June 22, 2021 to June 22, 2022.

Formation of Joint Venture

On May 4, 2017, we entered into an agreement with China’s Hubei Aviation Precision Machinery Technology Co., Ltd. for the creation of a new joint venture.  The purpose of the new venture is to develop, manufacture, and sell seat frames and seat mechanisms in China and throughout Asia.  Approximately $108 million in cash and assets will be invested in the new venture for a 49.9% ownership.  The transaction is expected to close in early 2018, subject to regulatory approvals.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 14 of our unaudited interim consolidated financial statements for the three months ended March 31, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016.

20    Magna International Inc. First Quarter Report 2017

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. The forward-looking statements or forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us, including without limitation any proceedings that may arise out of our global review focused on anti-trust risk; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, including tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. First Quarter Report 2017    21

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2017	2016

Sales		$9,372	$8,900
Costs and expenses
Cost of goods sold		7,921	7,619
Depreciation and amortization		274	246
Selling, general and administrative		416	392
Interest expense, net		19	23
Equity income		(70)	(55)
Other expense, net	2	6	—
Income from operations before income taxes		806	675
Income taxes		209	172
Net income		597	503
Income attributable to non-controlling interests		(11)	(11)
Net income attributable to Magna International Inc.		$586	$492
Earnings per Common Share:	3
Basic		$1.54	$1.23
Diluted		$1.53	$1.22
Cash dividends paid per Common Share		$0.275	$0.250
Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		381.4	400.4
Diluted		383.4	403.2

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2017	2016
Net income		$597	$503
Other comprehensive income, net of tax:	12
Net unrealized gain on translation of net investment
in foreign operations		109	261
Net unrealized gain on cash flow hedges		32	69
Reclassification of net loss on cash flow hedges
to net income		33	36
Reclassification of net loss on pensions to net income		1	1
Pension and post-retirement benefits		—	(2)
Other comprehensive income		175	365

Comprehensive income		772	868
Comprehensive income attributable to non-controlling interests		(15)	(16)
Comprehensive income attributable to Magna International Inc.		$757	$852

See accompanying notes

22    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2017	2016

ASSETS
Current assets
Cash and cash equivalents	4	$831	$974
Accounts receivable		6,950	6,165
Inventories	5	3,061	2,804
Prepaid expenses and other		205	220
		11,047	10,163

Investments	13	1,847	1,850
Fixed assets, net		7,092	7,022
Intangible assets, net		619	621
Goodwill		1,943	1,923
Deferred tax assets		270	268
Other assets	7	755	719
		$23,573	$22,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	8	$488	$623
Accounts payable		5,675	5,430
Accrued salaries and wages		871	768
Other accrued liabilities	9	1,783	1,639
Income taxes payable		149	96
Long-term debt due within one year		152	139
		9,118	8,695
Long-term debt		2,394	2,394
Long-term employee benefit liabilities		679	667
Other long-term liabilities		284	298
Deferred tax liabilities		289	293
		12,764	12,347
Shareholders’ equity
Capital stock
Common Shares [issued: 380,260,761; December 31, 2016 — 382,252,522]	11	3,785	3,796
Contributed surplus		117	105
Retained earnings		7,719	7,318
Accumulated other comprehensive loss	12	(1,278)	(1,451)
		10,343	9,768
Non-controlling interests		466	451
		10,809	10,219
		$23,573	$22,566

See accompanying notes

Magna International Inc. First Quarter Report 2017    23

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended March 31,

	Note	2017	2016

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$597	$503
Items not involving current cash flows	4	273	264
		870	767
Changes in operating assets and liabilities	1, 4	(427)	(464)
Cash provided from operating activities		443	303

INVESTMENT ACTIVITIES
Fixed asset additions		(309)	(346)
Purchase of subsidiaries	1	—	(1,662)
Increase in investments, other assets and intangible assets		(83)	(54)
Proceeds from disposition		142	18
Cash used for investing activities		(250)	(2,044)

FINANCING ACTIVITIES
Issues of debt		11	59
Decrease in short-term borrowings		(142)	(48)
Repayments of debt		(14)	(27)
Issues of Common Shares on exercise of stock options		6	23
Repurchase of Common Shares	11	(100)	(300)
Dividends		(105)	(95)
Cash used for financing activities		(344)	(388)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		11	16

Net decrease in cash, cash equivalents and restricted cash equivalents during the period		(140)	(2,113)
Cash, cash equivalents and restricted cash equivalents, beginning of period		1,168	2,863
Cash, cash equivalents and restricted cash equivalents, end of period	4	$1,028	$750

See accompanying notes

24    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Net income					586		11	597
Other comprehensive income						171	4	175
Shares issued on exercise of stock options		0.3	8	(2)				6
Release of stock and stock units			3	(3)				—
Repurchase and cancellation under normal course issuer bid	11	(2.3)	(23)		(79)	2		(100)
Stock-based compensation expense				17				17
Dividends paid			1		(106)			(105)
Balance, March 31, 2017		380.3	$3,785	$117	$7,719	$(1,278)	$466	$10,809

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income					492		11	503
Other comprehensive income						360	5	365
Shares issued on exercise of stock options		1.7	32	(9)				23
Release of stock and stock units			7	(7)				—
Repurchase and cancellation under normal course issuer bid	11	(7.3)	(71)		(236)	7		(300)
Stock-based compensation expense				10				10
Contributions by non-controlling interest							(1)	(1)
Acquisition						(1)	303	302
Dividends paid			1		(96)			(95)
Balance, March 31, 2016		396.7	$3,911	$101	$6,547	$(1,104)	$469	$9,924

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. First Quarter Report 2017    25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].   The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.   Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements and notes thereto included in the Company’s 2016 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2017 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2017 and 2016.

[b] Retrospective Changes

Statement of Cash Flows

In November 2016, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning of period and end of period amounts shown on the statement of cash flows. ASU 2016-18 also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows.  [Refer to Note 4. Details of Cash from Operating Activities.]  The provisions of ASU 2016-18 are effective for years beginning after December 15, 2017, with early adoption permitted. The Company has elected to early adopt the requirements of the new standard in the first quarter of 2017 using the retrospective transition method, as required.

The impact of adopting this new standard on the consolidated statement of cash flows for the three months ended was as follows:

Three months ended
March 31, 2016
Reduction in changes in operating assets and liabilities	$5
Increase in cash provided from operating activities	$5
Reduction in purchase of subsidiaries	$120
Reduction in cash used for investing activities	$120
Reduction in net decrease in cash, cash equivalents and restricted cash equivalents, during the period	$125
Increase in cash, cash equivalents and restricted cash equivalents, end of period	$125

26    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[c] Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”); and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”), collectively, the “new revenue standard”.

The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.  ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.

The Company has established a cross-functional team to implement the guidance related to the recognition of revenue from contracts with customers. The Company is in the process of evaluating its customer contracts and identifying contractual provisions that may result in a change in the timing, or the amount of revenue recognized in comparison with current guidance. In addition, the Company is assessing the enhanced disclosure requirements of the new guidance and the design of new controls and processes designed to comply with ASU 2014-09.  The Company has not yet selected a transition method and plans to adopt the new revenue standard effective January 1, 2018.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Magna International Inc. First Quarter Report 2017    27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

In January 2017, the FASB issued new guidance, ASU No. 2017-4, “Intangibles-Goodwill and Other (Topic 350): Simplifying the test for Goodwill Impairment”. This guidance simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. Upon adoption, the standard will impact how the Company assesses goodwill for impairment.  The Company will adopt ASU No. 2017-4 in the fourth quarter of 2017, in conjunction with the performance of its annual goodwill test.  The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Pensions

In March 2017, the FASB issued ASU 2017-07, “Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)” which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement. Under the current standard, the components of net periodic benefit costs are aggregated and reported within the operating section of the income statement or capitalized into assets when appropriate. The new standard requires a company to present the service cost component of net periodic benefit cost in the same income statement line as other employee compensation costs with the remaining components of net periodic benefit cost presented separately from the service cost component and outside of any subtotal of operating income, if one is presented. In addition, only the service cost component will be eligible for capitalization in assets. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017 with early adoption permitted as of the beginning of an annual period. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

[c] Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

28    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

During the first quarter of 2017, the Company recorded restructuring charges of $6 million [$6 million after tax], in Germany at its powertrain systems operations.

3.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	Three months ended
	March 31,
	2017	2016
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$586	$492
Weighted average number of Common Shares outstanding	381.4	400.4
Basic earnings per Common Share	$1.54	$1.23
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$586	$492
Weighted average number of Common Shares outstanding Adjustments	381.4	400.4
Stock options and restricted stock	2.0	2.8
	383.4	403.2
Diluted earnings per Common Share	$1.53	$1.22

[a]         For the three months ended March 31, 2017, diluted earnings per Common Share excluded 1.5 million [2016 — 3.8 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. First Quarter Report 2017    29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.   DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	March 31,	December 31,
	2017	2016
Bank term deposits and bankers’ acceptances	$454	$498
Cash	377	476
Cash and cash equivalents	831	974
Restricted cash equivalents included in prepaid expenses [note 8]	197	194
	$1,028	$1,168

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
	2017	2016
Depreciation and amortization	$274	$246
Amortization of other assets included in cost of goods sold	26	33
Other non-cash charges	23	14
Deferred income taxes	(20)	4
Equity income in excess of dividends received	(30)	(33)
	$273	$264

[c]          Changes in operating assets and liabilities:

	Three months ended
	March 31,
	2017	2016
Accounts receivable	$(739)	$(697)
Inventories	(217)	(125)
Prepaid expenses and other	19	23
Accounts payable	223	195
Accrued salaries and wages	93	111
Other accrued liabilities	145	(19)
Income taxes payable	49	48
	$(427)	$(464)

5.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2017	2016
Raw materials and supplies	$1,070	$1,007
Work-in-process	295	264
Finished goods	355	327
Tooling and engineering	1,341	1,206
	$3,061	$2,804

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

30    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              VARIABLE INTEREST ENTITIES

The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $198 million at March 31, 2017, and $187 million at December 31, 2016.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	March 31,	December 31,
	2017	2016
Current assets	$282	$256
Noncurrent assets	217	221
Total assets	$499	$477

Current liabilities	$299	$288
Noncurrent liabilities	2	2
Total liabilities	$301	$290

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

7.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2017	2016
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$450	$420
Long-term receivables	242	229
Pension overfunded status	21	21
Unrealized gain on cash flow hedges	12	6
Other, net	30	43
	$755	$719

Magna International Inc. First Quarter Report 2017    31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	March 31,	December 31,
	2017	2016
Bank indebtedness [i]	$7	$8
Commercial paper [ii]	481	615
	$488	$623

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at March 31, 2017, the gross amount outstanding under the credit facility was $187 million [€175 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at March 31, 2017, this liability balance was offset against the related restricted cash equivalent deposit of $197 million.  The remaining net deposit of $10 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2016 the gross amount outstanding under the credit facility was $185 million [€175 million], and net deposit included in the prepaid expenses and other balance was $9 million.

[ii]          The Company issues short-term promissory notes [“Commercial Paper”] pursuant to a U.S. commercial paper program and a euro-commercial paper program. The Company’s commercial paper borrowings are supported by the Company’s existing global credit facility, and proceeds are being used for general corporate purposes.

As at March 31, 2017, there were no U.S. commercial paper notes [the “U.S. notes”] outstanding and $481 million [€450 million] euro-commercial paper notes [the “euro notes”] outstanding, with a negative weighted-average interest rate of 0.11%.  As at December 31, 2016, $295 million U.S. notes were outstanding with a weighted-average interest rate of 1.04% and $320 million [€304 million] of euro notes were outstanding with a negative weighted-average interest rate of 0.07%. Maturities for the commercial paper are generally less than three months.

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2017	2016
Balance, beginning of period	$270	$59
Expense, net	11	19
Settlements	(16)	(17)
Acquisition	—	172
Foreign exchange and other	2	4
Balance, March 31	$267	$237

During the first quarter of 2016, a warranty obligation with an estimated fair value of $172 million was assumed as part of the GETRAG acquisition. Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

10.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended
	March 31,
	2017	2016
Defined benefit pension plans and other	$3	$4
Termination and long-term service arrangements	7	8
	$10	$12

32    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       CAPITAL STOCK

[a]         During the first quarter of 2017, the Company repurchased 2,324,640 shares under a normal course issuer bid for cash consideration of $100 million.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 10, 2017 were exercised or converted:

Common Shares	380,265,511
Stock options (i)	9,156,864
389,422,375

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

12.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2017	2016
Accumulated net unrealized loss gain on translation of net investment in foreign operations
Balance, beginning of period	$(1,131)	$(1,042)
Net unrealized gain	105	256
Repurchase of shares under normal course issuer bid	2	7
Balance, March 31	(1,024)	(779)
Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(135)	(262)
Net unrealized gain	32	69
Reclassification of net loss to net income	33	36
Balance, March 31	(70)	(157)
Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	—	(1)
Net unrealized loss	—	—
Balance, March 31	—	(1)
Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(185)	(165)
Net unrealized loss	—	(2)
Acquisition	—	(1)
Reclassification of net loss to net income	1	1
Balance, March 31	(184)	(167)
Total accumulated other comprehensive loss	$(1,278)	$(1,104)

Magna International Inc. First Quarter Report 2017    33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2017	2016
Balance, beginning of period	$53	$97
Net unrealized loss	(12)	(24)
Reclassification of net loss to net income	(14)	(14)
Balance, March 31	$27	$59

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2017	2016
Balance, beginning of period	$30	$31
Net unrealized loss	—	(2)
Balance, March 31	$30	$29

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $74 million.

13.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2017	2016
Trading
Cash and cash equivalents	$831	$974
Investment in asset-backed commercial paper	—	60
	$831	$1,034
Held to maturity investments
Severance investments	$3	$3
Loans and receivables
Accounts receivable	$6,950	$6,165
Long-term receivables included in other assets	242	229
	$7,192	$6,394

Other financial liabilities
Bank indebtedness	$7	$8
Commercial paper	481	615
Long-term debt (including portion due within one year)	2,546	2,533
Accounts payable	5,675	5,430
	$8,709	$8,586

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$15	$12
Other assets	12	6
Other accrued liabilities	(83)	(134)
Other long-term liabilities	(34)	(61)
	$(90)	$(177)

34    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
March 31, 2017
Assets	$27	$23	$4
Liabilities	$(117)	$(23)	$(94)

December 31, 2016
Assets	$18	$17	$1
Liabilities	$(195)	$(17)	$(178)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $152 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At March 31, 2017, the net book value of the Company’s Senior Notes was $2.30 billion and the estimated fair value was $2.41 billion, determined primarily using active market prices.

Magna International Inc. First Quarter Report 2017    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period ended March 31, 2017, sales to the Company’s six largest customers represented 81% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts

At March 31, 2017, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	242	(2,056)
euro amount	30	(20)
Korean won amount	33,100	(5,445)

For U.S. dollars
Peso amount	4,943	—
Korean won amount	20,372	—

For euros
U.S. amount	205	(172)
GBP amount	6	(54)
Czech Koruna amount	8,827	—
Polish Zlotys amount	371	—

Forward contracts mature at various dates through 2021.  Foreign currency exposures are reviewed quarterly.

36    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed [the “Main Action”].  The fresh statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            inducement by the Company of a breach of the Licence Agreement by TRW;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn$2.56 billion in the Main Action. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur.

In April 2016, the Company filed a new claim against Centoco Holdings Limited and KS Centoco Ltd. seeking an order under the Ontario Business Corporations Act to wind-up the business and affairs of KS Centoco Ltd. and distribute its assets to the shareholders [the “Wind-Up Action”]. In June 2016, Centoco Holdings Limited and KS Centoco Ltd. filed a statement of defence and counterclaim in the Wind-Up Action alleging breach of fiduciary duty and bad faith performance of contractual obligations by the Company and two of its officers who were the Company’s representatives on KS Centoco Ltd.’s Board of Directors for a number of years [the “Centoco Counterclaim”]. Pursuant to the Centoco Counterclaim, Centoco Holdings Limited and KS Centoco Ltd. are claiming damages of approximately Cdn$1.8 billion.

Both actions will be tried together at a trial scheduled to commence on October 30, 2017. The claims and damages in the Centoco Counterclaim substantially duplicate those described in the Main Action and, as a result, the Company believes that there is no incremental liability due to the Centoco Counterclaim. The Company also believes it has valid defences to the claims made by Centoco Holdings Limited and KS Centoco Ltd. in both actions and therefore intends to continue to vigorously defend these two cases. Due to the nature of the claims made and potential damages alleged by Centoco Holdings Limited and KS Centoco Ltd., the Company is unable to predict the final outcome of these claims.

Magna International Inc. First Quarter Report 2017    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES (CONTINUED)

[b]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company previously initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of such review, a regulatory investigation or otherwise, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

38    Magna International Inc. First Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended				Three months ended
	March 31, 2017				March 31, 2016
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT	net

North America
Canada	$1,796	$1,640		$725	$1,634	$1,509		$692
United States	2,626	2,558		1,499	2,484	2,376		1,446
Mexico	1,334	1,164		1,020	1,281	1,171		836
Eliminations	(373)	—		—	(319)	—		—
	5,383	5,362	$557	3,244	5,080	5,056	$489	2,974
Europe
Western Europe (excluding Great Britain)	2,625	2,527		1,961	2,600	2,512		1,797
Great Britain	153	153		133	193	192		138
Eastern Europe	684	607		593	540	474		525
Eliminations	(118)	—		—	(91)	—		—
	3,344	3,287	187	2,687	3,242	3,178	161	2,460
Asia	640	595	76	685	625	584	51	794
Rest of World	128	128	—	62	81	81	(11)	57
Corporate and Other [i]	(123)	—	11	414	(128)	1	8	401
Total reportable segments	$9,372	$9,372	$831	7,092	$8,900	$8,900	$698	6,686
Current assets				11,047				10,438
Investments, intangible assets, goodwill, deferred tax assets and other assets				5,434				5,256
Consolidated total assets				$23,573				$22,380

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

	Three months ended
	March 31,
	2017	2016
Net income	$597	$503
Add (deduct):
Interest expense, net	19	23
Other expense, net	6	—
Income taxes	209	172
Adjusted EBIT	$831	$698

Magna International Inc. First Quarter Report 2017    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SUBSEQUENT EVENTS

Credit Facility Extension

On April 11, 2017, the Company extended the maturity date of its $2.75 billion revolving credit facility from June 22, 2021 to June 22, 2022.

Formation of Joint Venture

On May 4, 2017, the Company entered into an agreement with China’s Hubei Aviation Precision Machinery Technology Co., Ltd. for the creation of a new joint venture.  The purpose of the new venture is to develop, manufacture, and sell seat frames and seat mechanisms in China and throughout Asia.  Approximately $108 million in cash and assets will be invested in the new venture for a 49.9% ownership.  The transaction is expected to close in early 2018, subject to regulatory approvals.

40    Magna International Inc. First Quarter Report 2017

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.